 Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

October 22, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 380,788 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from October 14, 2024, up to and including October 18, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 128,207,710 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (128,207,710) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
14/10/2024	LSE	86,041	570.41
14/10/2024	BATE	25,891	571.56
14/10/2024	CHIX	48,103	564.91
14/10/2024	AQUIS	7,533	578.58
15/10/2024	LSE	37,125	589.43
15/10/2024	BATE	14,710	587.07
15/10/2024	CHIX	50,102	590.11
15/10/2024	AQUIS	5,580	594.58
16/10/2024	LSE	44,357	606.70
16/10/2024	BATE	15,651	607.14
16/10/2024	CHIX	40,627	609.40
16/10/2024	AQUIS	5,068	605.22

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123